

03 APR 14 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	11.4.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation** **Filing Number 82-3910**		



03050968

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

SUPPL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dlw 5/30



VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

THAI STEEL PROFILES, THAILAND, awards VAIPOMINI a contract for a Pomini Quenching System (PQS).

In October 2002 VAIPOMINI has been awarded a new order from THAI STEEL PROFILES of THAILAND. The Contract includes the supply of new finishing equipment for the production of high-strength quenched rebars to be retrofit to the existing bar and section mill.

The equipment, which will be installed on the Rayong premises of THAI STEEL PROFILES, will feature the latest generation of the VAIPOMINI PQS - Pomini Quenching System, which was supplied to more than sixty satisfied customers worldwide in recent years. This reaffirms VAIPOMINI's leading presence in this important market.

The PQS-quenching system is based on THERMEX® quenching pipes and will be supplied complete with the relevant electrical and automation systems. Patented magnetic brakes will improve the braking of quenched bars into the existing cooling bed entry.

Double-slitted and single-strand rebars ranging from 10 to 32 mm in diameter can be processed and allows production of different grades of rebars in accordance with Japanese, British and American standards using only one grade of mild steel billets.

The system will be designed to minimize mill shutdown requirements for installation. Startup of the plant is scheduled for summer 2003.

++++2003-04-11

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6986-3416
e-mail: wolfgang.schwaiger@vatech.at



VOEST-ALPINE INDUSTRIEANLAGENBAU

VAIPOMINI is a joint company of Voest-Alpine Industrieanlagenbau of Austria, company of VATECH and Techint Compagnia Tecnica Internazionale of Italy. Incorporated into VAI POMINI are the long product rolling mill technologies of VAI, GFM, ASHLOW and POMINI, and the billet casting technologies of VAI and ROKOP/TECHINT. VAIPOMINI has offices in Castellanza (Italy), Linz (Austria), Sheffield (United Kingdom) and Pittsburgh (USA).

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI employs 3,400 people worldwide.

Techint Compagnia Tecnica Internazionale (TECHINT) designs and supplies a wide range of equipment, plants and systems for the metal working industry and is part of the Techint Group of Companies which is made up of more than thirty operational companies worldwide and which consists of a workforce of more than 50,000 experienced professionals and skilled workers. The revenue of the Techint Group of Companies totals in the range of US $8 billion.

This press release is also available on the homepage www.vaipomini.com, www.vai.at and www.techint-technologies.com, or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6986-3418
e-mail: wolfgang.schwaiger@vatech.at